UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 001-41346
CUSIP Number: 67079U306

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D
	☐	Form N-CEN	☐	Form N-CSR

For Period Ended:	June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

NUTEX HEALTH INC.
Full Name of Registrant

Former Name if Applicable

6030 S. Rice Ave, Suite C
Address of Principal Executive Office (Street and Number)

Houston, TX 77081
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Nutex Health Inc. (the “Company”) will not, without unreasonable effort and expense, be able to file its Quarterly Report on Form 10-Q for the period ended June 30, 2025 (the “Form 10-Q”) within the prescribed time period due to additional time needed to analyze classification of certain equity instruments and finalize its financial statements.

The Company has dedicated significant resources to completing the Form 10-Q and is working diligently to complete the review. The registrant expects to file the Form 10-Q within the five-calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

	Jon C. Bates	713	660-0557
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The anticipated changes are discussed in Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on August 14, 2025, which furnishes select unaudited financial information for the three and six months ended June 30, 2025.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expect,” “will,” “anticipates,” “estimates” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Form 10-Q, which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated and you are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

NUTEX HEALTH INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2025	By	/s/ Jon C. Bates

Name:	Jon C. Bates
Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).